Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Friday February 02, 2024

The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
ATHAAI	OPTION EXPIRING 31-AUG-2024 EX $0.007	571,428,556	02/02/2024

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number Type	Registration number
ACN	080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

2/2/2024

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
22-Nov-2023 09:55	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007

Date the +securities the subject of this notification were issued

2/2/2024

Any other information the entity wishes to provide about the +securities the subject of this notification

Short-Dated Options issued per Securities Purchase Plan result announced 2 February 2024

Issue details

Number of +securities

571,428,556

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching short-dated option per one (1) share issued under SPP per Prospectus issued 29 December 2023

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	3,811,326,185
ATHO : OPTION EXPIRING 31-AUG-2026	457,142,830

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,942,857,123
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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